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                 CONSOLIDATED EDISON COMPANY OF NEW YORK, INC.
                       Ratio of Earnings to Fixed Charges
                               Twelve Months Ended
                             (Thousands of Dollars)


                                              SEPTEMBER            SEPTEMBER
                                                 1997                1996


Earnings
 Net Income                                    $689,359             $687,062
 Federal Income Tax                             325,970              350,300
 Federal Income Tax Deferred                     54,820               46,170
 Investment Tax Credits Deferred                 (8,730)              (9,170)

    Total Earnings Before Federal Income      1,061,419            1,074,362

Fixed Charges*                                  348,199              347,934

    Total Earnings Before Federal Income Tax
      and Fixed Charges                      $1,409,618           $1,422,296



* Fixed Charges

 Interest on Long-Term Debt                    $304,299             $293,262
 Amortization of Debt Discount, Premium and Ex   11,364               14,389
 Interest on Component of Rentals                18,301               19,589
 Other Interest                                  14,235               20,694

    Total Fixed Charges                        $348,199             $347,934



    Ratio of Earnings to Fixed Charges             4.05                 4.09